

Mail Stop 7010                                            August 1, 2008


Jianfeng Ding
Chief Executive Officer
Flurida Group, Inc.
800 West Fifth Avenue
Suite 210B
Naperville, Illinois  60563


> **Re:    Flurida Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 15, 2008**
> **File No. 333-151200**

Dear Mr. Ding:

We have reviewed your filing and have the following comments.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    Please ensure that the financial statements and corresponding financial information included comply with Rule 8-08 of Regulation S-X.


Summary Information, page 6

2.    We note your disclosure that the distribution agreement with Zhong Nan Fu Rui was signed on September 18, 2007 and amended on June 25, 2007.  Please revise throughout the registration statement to reflect that the agreement was amended on June 25, 2008.

Selling Shareholders, page 17

3.    We note that you have registered for resale all the shares of common stock that are currently held by non-affiliates.  Please disclose how you decided to register these shares and whether there is an agreement between you and the selling shareholders regarding registration.  Additionally, please also describe the transactions by which the selling shareholders received their shares.  We note that some of the selling shareholders purchased shares on dates not disclosed in the Recent Sales of

Unregistered Securities section on page 72. Please revise the Selling Shareholder section and the Recent Sales of Unregistered Securities section accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 26

4. In the chart on page 26, please include the fourth officer or director who owns shares of your company. We note your statement that the group of all officers and directors contains four persons.

Certain Relationships and Related Transactions, page 37

5. We note your statement in the third full paragraph on page 37 that the "ice making products shall include the products that Zhong Nan Fu Rui developed before the agreement signed and the products that will be developed solely by Zhong Nan Fu Rui during the term of the agreement." This statement appears inconsistent with an earlier statement on page 29 whereby you state that you will have input into the products Zhong Nan Fu Rui develops. Please clarify this inconsistency and revise your Prospectus Summary, Business, and Certain Relationships and Related Transactions sections so that you accurately describe your level of involvement in the development of these products.

6. We note the chart on page 38 disclosing the loans made by executive officers and directors to the company. Please update this chart to also include the same information for the year ended December 31, 2007. See Item 404 of Regulation S-K.

Executive Compensation, page 41

7. We reissue comment 25 in our letter dated June 23, 2008. It remains unclear with what Ms. Huang assists the CEO manage and supervise.

Undertakings, page 75

8. We reissue comment 43 in our letter dated June 23, 2008. Please remove any undertakings that are not applicable to this offering, specifically paragraphs A and B under Part (a)(iii).

Signatures, page 76

9. On page 24, we note that Ying Zhong is the Chief Representative of Flurida's Qingdao office and a director of the company, not the principal financial officer and principal accounting officer. Please clarify and revise accordingly so that he signs the registration statement in his correct capacity. Additionally, please arrange for Yaru Huang, your Chief Financial Officer, to sign the registration statement in that capacity. Lastly, please arrange for your principal accounting officer to sign the

registration statement in that capacity.

Financial Statements

General

10.    We reissue prior comment 28.  Please revise your financial statements and corresponding financial information to comply with SFAS 7.  Please also see Rule 10-01(a)(7) of Regulation S-X.  For example, paragraph 11 of SFAS 7 lists specific additional information to be provided in the financial statements of a development stage enterprise.  It does not appear that you have provided this information.

Audited Financial Statements, page 47

11.  We note your response to prior comments 34 and 36.  Given the revisions made to your financial statements, please advise how you determined it was not appropriate to clearly present these changes as a restatement to your financial statements and correspondingly do the following:
   • Provide an explanatory paragraph in the reissued audit opinion; and
   • Fully comply with paragraph 26 of SFAS 154.

Consolidated Statement of Loss, page 49

12.  We note your response to prior comment 29.  Please advise where the disclosures required by paragraph 40 of SFAS 128 have been provided or revise as necessary to provide the applicable disclosures.

13.  We reissue prior comment 30.  In order not to imply a greater degree of precision than exists, please only round to the nearest cent in your presentation of earnings per share on your statements of loss and elsewhere throughout the filing.

14.  We note your response to prior comment 31.  Please make arrangements with your auditors to have them revise their report to refer to statements of loss instead of statements of income.

Notes to the Financial Statements
Note B – Significant Accounting Policies
Recent Accounting Pronouncements, page 55

15.  We note your response to prior comment 37.  In a similar manner to the disclosures provided for SFAS 123 (R), please discuss the impact of adopting SFAS 154.

Note C – Related Party Transactions
Cost of Goods Sold, page 57

16. We note your response to prior comment 38. Your disclosures indicate that you and Zhong Nan Fu Rui Mechanical Electronics Manufacturing Co., Ltd. are under common control. Please refer to EITF 02-5 and disclose whether or not you are under common control. If you determine you are not under common control, clearly disclose how you made this determination based on EITF 02-5. Please also clearly disclose how you will account for this arrangement in light of your relationship with the supplier. Specifically, please state whether you will record the inventory amounts based on the historical cost amounts recorded on the books of Zhong Nan Fu Rui Mechanical Electronics Manufacturing Co., Ltd. or whether alternative amounts will be used. You should clearly state your basis for whichever amounts you will use.

Interim Financial Statements

17. Please address the comments above, as applicable.

\* \* \* \*

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael Williams, Esq.
2503 W. Gardner Court
Tampa, Florida 33611